Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2016, and the years ended December 31, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012 and 2011, and our deficiency of earnings available to cover fixed charges for the nine months ended September 30, 2016, and the years ended December 31, 2015 and 2014.

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Fixed charges
Contractual interest and other financing expenses	$5,029	$—	$—	$—	$—	$1,604
Amortization of debt issuance costs	2,813	—	—	—	—	—
Interest portion of rental expense	44	31	18	21	27	31
Total fixed charges	$7,886	$31	$18	$21	$27	$1,635

(Loss) income from continuing operations before tax	$(492,732)	$(368,088)	$(17,134)	$309,284	$196,349	$266,875
Fixed charges per above	7,886	31	18	21	27	1,635
	$(484,846)	$(368,057)	$(17,116)	$309,305	$196,376	$268,510

Ratio of earnings to fixed charges				14,729	7,273	164
Deficiency of earnings available to cover fixed charges	$(484,846)	$(368,057)	$(17,116)